October 8, 2010

Mr. Timothy F. Silva, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

RE: Excelsior Global Private Markets Fund II (TE), LLC
       811-22474
       Excelsior Global Private Markets Fund II (TI), LLC
       811-22475
       Excelsior Global Private Markets Fund II (Master), LLC
       811-22476

Dear Mr. Silva:

We have reviewed the registration statements on Form N-2 for the Excelsior Global Private Markets Fund II (TE), LLC, the Excelsior Global Private Markets Fund II (TI), LLC, and the Excelsior Global Private Markets Fund II (Master), LLC, filed with the Securities and Exchange Commission on September 15, 2010. We have the following comments. Please note that each comment pertains to each registration statement, unless specified.

PROSPECTUS

Fee Table

1. In the paragraph under this heading, the disclosure states, "[t]his fee table is based on estimated expenses of the Fund for the 2010 fiscal year." Would it be more appropriate to estimate the expenses for the 2011 fiscal year?

2. Please explain why the management fee is 0.17% instead of 1.50% as discussed in footnote 2 to the fee table. (For the Master Fund, please explain why the management fee is 0.33% instead of 1.0% as discussed in footnote 1).

3. Please explain the calculation of the expense example. What is the amount of management fee used in the calculation for each period?

4. Please explain why there is a difference between the TE Feeder's and the TI Feeder's Acquired Fund (Master Fund and Portfolio Funds) Fees and Expenses. Because the Master Fund and Portfolio Funds are the same for each Feeder, the Acquired Fund Fees and Expenses should be the same.

5. For the Master Fund only: Please add the line "Interest Payments on Borrowed Funds," and please delete the line "Portfolio Fees and Expenses." Please change the footnote for (4) to (3) for the line "Acquired Fund (Portfolio Funds) Fees and Expenses."

Investment Objective

6. The last sentence in the paragraph under this heading states, "it is the expectation of the Investment Adviser that the Fund will generate a total return over the life of the Fund that will exceed the return of the global public equities market and compensate the Investors for the additional risk taken by investing in Portfolio Funds." Please restate the above sentence to make it less promissory concerning the Fund's expected performance.

Investment Allocation Approach

7. In the paragraph above the tables for Private Equity Strategy Allocation and Anticipated Geographic Allocation, there is a footnote (1) next to "[t]he chart below." However, there is no corresponding footnote. Please either include the footnote or delete the symbol.

8. In the table for the Anticipated Geographic Allocation, the table shows that the expected range for assets allocated to North America to be between 50% and 80%. With "Global" in the Fund's name, please explain how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., at least 40% of the Fund's assets would normally be invested outside the United States). See, Investment Company Act Release No. 24828 (January 17, 2001) at 11 n42.

Investment Policies and Restrictions

9. In the first fundamental investment restriction concerning the Fund's concentration policy the disclosure states, "The Fund will not, however, apply the industry concentration policy on a look-through basis." Please explain why the Fund will not "look through" to its underlying investments when applying the Fund's concentration policy.

Investment Advisory Agreement

10. Pursuant to Item 9(b)(4) of Form N-2, please include a statement that a discussion regarding the basis for the approval of the Investment Advisory Agreement will be available in the Fund's annual or semiannual report, as applicable.

Portfolio Management

11. Pursuant to Item 9(c) of Form N-2, please include a statement that the SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of securities in the Registrant.

Dissolution and Liquidation

12. The disclosure states that the Fund will be dissolved upon "the expiration of its term." Please provide disclosure concerning the Fund's term limit in the section titled, "General Description of the Registrant."

STATEMENT OF ADDITIONAL INFORMATION

Signatures

13. Please include a signature on behalf of the Excelsior Global Private Markets Fund II (Master), LLC on the signature pages for each of the Feeder Funds. In addition, please include a signature on behalf of the Excelsior Global Private Markets Fund II, LDC, on the signature page for the Excelsior Global Private Markets Fund II (TE), LLC.

GENERAL

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response to this letter should be in the form of amendments. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant